EXHIBIT 12.1
NRG ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,
	2013	2012	2011(a)	2010	2009
	(in millions except ratio)
Earnings:
Income/(loss) from continuing operations before income tax	$(634)	$(12)	$(646)	$753	$1,669
Net income/(loss) attributable to noncontrolling interest	34	20	—	(1)	(1)
Less:
Distributions and equity in earnings of unconsolidated affiliates	84	2	9	(19)	(41)
Impairment charge on equity method investment	(99)	2	495	—	—
Capitalized interest	(130)	(140)	(80)	(36)	(37)
Add:
Fixed charges	1,037	864	931	678	703
Amortization of capitalized interest	14	11	7	4	3
Total Earnings:	$306	$747	$716	$1,379	$2,296

Fixed Charges:
Interest expense	$815	$671	$808	$600	$610
Interest capitalized	130	140	80	36	37
Amortization of debt issuance costs	33	32	26	25	31
Amortization of debt discount	50	9	6	7	13
Approximation of interest in rental expense	9	12	11	10	12
Total Fixed Charges:	$1,037	$864	$931	$678	$703
Ratio of Earnings to Combined Fixed Charges	0.30	0.86	0.77	2.03	3.27

(a)
The ratio coverage for the year ended December 31, 2013 and 2011 was less than 1:1. NRG would have needed to generate additional earnings of $678 million and $215 million, respectively, to achieve a ratio coverage of 1:1 for those years.